KUTAK ROCK LLP	ATLANTA
CHICAGO
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LOS ANGELES
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FACSIMILE 303-292-7799	OKLAHOMA CITY
OMAHA
www.kutakrock.com	PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

BRIAN V. CAID

brian.caid@kutakrock.com

(303) 297-2400

August 29, 2014

VIA EDGAR AND FEDEX

Ms. Jessica Barberich, Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             STORE Capital Corporation

Registration Statement on Form S-11

Filed on August 29, 2014

CIK No. 0001538990

Dear Ms. Barberich:

On behalf of STORE Capital Corporation (“STORE” or the “Company”), we are hereby filing the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”).  As you know, the Company previously confidentially submitted draft registration statements to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company filed its initial confidential draft registration statement pursuant to the JOBS Act on February 13, 2014 (the “Draft Registration Statement”), Amendment No.1 to the Draft Registration Statement on May 9, 2014 and Amendment No. 2 to the Draft Registration Statement on July 14, 2014 (“Amendment No. 2”).  The Registration Statement has been revised to reflect the Company’s responses to the most recent comments dated August 1, 2014 from the staff of the Commission (the “Staff”) to the Company’s Amendment No. 2 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldface type below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

For your convenience, we have enclosed a courtesy package that includes four copies of the Registration Statement and four marked copies which have been marked to show changes from Amendment No. 2.

General

1.                                      We note footnote (3) on page 10 that, as of March 31, 2014, $1.88 billion of your total assets were held in bankruptcy remote, special purpose entities as well as your disclosure on page 12 that, as of March 31, 2014, $1.5 billion of your assets have been pledged to secure long-term borrowings of your subsidiaries. We further note your statement on page 53 that a substantial portion of your real estate investment portfolio serves as collateral for outstanding borrowings. Please revise to quantify, in the summary and on page 53, the substantial portion of your real estate investment portfolio that serves as collateral for outstanding borrowings, including specifying the borrowings.

Response:  In response to the Staff’s comment, the Company has revised footnote (3) on page 11 of the Registration Statement. The Company has also added a table on page 54 of the Registration Statement that quantifies each portion of its gross real estate investment portfolio that serves as collateral and that also specifies the borrowings as of June 30, 2014.

2.                                      We note your response to comment 4 of our letter dated June 3, 2014. Please revise your summary risk factors on page 12 to briefly describe the risks associated with your financing structure, including overcollateralization, and clarify that you have the right to receive cash flows from your properties only after note holders have received payment.

Response:  In response to the Staff’s comment, the Company has revised its summary risk factor on page 12 to highlight the risks associated with its financing structure.

3.                                      We note your continued acquisition activity. Please provide us with an updated analysis of any financial statement requirements for individually insignificant acquisitions made after December 31, 2013. Also, please confirm that you include triple-net lease properties that have a rental history, if any, in this analysis.

Response:  In response to the Staff’s comment, the Company respectfully provides the Staff with the following information, including a summary of the Company’s individually insignificant real estate acquisition activity since December 31, 2013:

(dollars in thousands)	Six Months Ended June 30, 2014

Consolidated Total Assets — December 31, 2013	$1,786,100
Consolidated Total Assets — June 30, 2014	$2,371,518

Number of investment locations at period end	767
Number of customers at period end	190

Acquisitions of real estate during period	$550,668

Number of properties purchased during period	141
Number of customers associated with property purchases during period	56

The Company’s analysis under Rule 3-14 of Regulation S-X is as follows:

Rule 3-14 of Regulation S-X Does Not Require Financial Statement Disclosure of any Tenant

As noted in the Company’s previous response letter dated May 9, 2014, to analyze whether any of the Company’s customers represented significant tenant concentrations, the Company reviewed the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), Section 2340, Properties Subject to Triple Net Lease — Financial Statements of Significant Lessees, noting that an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.  As an update to the Staff, at June 30, 2014, the Company’s single largest tenant by gross investment amount represented 3.04% of total assets; and its single largest tenant by annualized base rent and interest represented 2.91% at June 30, 2014.  Thus, as of June 30, 2014, no tenant represented a significant concentration individually.

In addition to our review of Section 2340 of the Financial Reporting Manual, the Company reviewed Section 2320.2, which states that, “Property acquisitions which would not require S-X 3-14 financial statements, even if individually significant, such as triple-net leased properties covered by Section 2320 and newly constructed properties covered by Section 2330.10, should be excluded from this calculation.”  Accordingly, the Company’s analysis excludes triple-net lease properties, as well as any newly constructed properties, from its calculation.  The resulting calculation, for the period subsequent to December 31, 2013 (which includes individual property acquisitions closed as of August 18, 2014 and additional individual property acquisitions the Company determined to be probable as of such date), shows that no individually insignificant properties, when aggregated, equaled or exceeded 10% of its total assets as of the audited balance sheet date preceding the acquisition, December 31, 2013.  If properties acquired, including properties probable of being acquired, subject to an existing triple-net lease were included, those properties would aggregate 10.06% of total assets at December 31, 2013, but only 7.58% of total assets at June 30, 2014.  However, as noted below under “Significance Test for Newly-Formed REITs,” the Company believes it is more appropriate to consider the asset base for measurement of significance of $3,685,000,000, representing probable acquisitions at or around the Company’s initial public offering (“IPO”), plus acquisitions expected to be made with IPO proceeds.  In that case, the individually insignificant net lease properties subject to existing leases would be 4.88% of total assets, and not considered significant in the aggregate.

Significance Test for Newly-Formed REITs

The Company does not believe the presentation of Rule 3-14 financial statements is relevant in the context of triple-net leases, but if the rule were to apply, the Company believes the appropriate significance test is more appropriately based on the Company’s total assets at June 30, 2014 ($2.37 billion), plus probable future acquisitions it expects to make with cash and borrowing capacity available ($315.0 million), plus future acquisitions ($1.0 billion) it expects to make with the proceeds of its IPO.  The Company believes that as a newly formed and rapidly growing REIT, this calculation is consistent with the guidance related to REIT Formation Transactions in connection with an IPO in Section 2335.1 of the Financial Reporting Manual.  Thus, the Company believes the appropriate asset base for the significance test should be $3.69 billion.

Rule 3-14 Would Not Provide Investors any Material Information

If the Staff were to take a different interpretation from the Company and require testing based on December 31, 2013 financials instead of taking into account the Company’s size after deployment of the IPO proceeds and require the Company to aggregate individually insignificant acquisitions of properties subject to existing leases exceeding 10%, including properties operated by a single tenant subject to a triple-net lease, and report on at least 50% of those acquisitions as suggested by Section 2320.3 of the Financial Reporting Manual (none would be 5% individually), the Company would be required to obtain separate audited financial statements for individual properties with an average size of $7.2 million, or 0.30% of total assets at June 30, 2014 and 0.20% of total assets after deployment of the proceeds raised in the IPO.  The Company does not believe investors would find the audited rental revenues on individual properties each representing less than 0.30% of total assets material.

The Company’s business is acquiring income-producing commercial real estate with long-term lease cash flows.  Those lease cash flows come predominately from the acquisition of properties in a sale-leaseback transaction where the Company enters into a new lease with the tenant and, to a much lesser extent, from the acquisition of properties subject to existing leases.  In the Company’s view, and the view of its underwriters and analysts that will cover the Company, investors want to see what future rents will be from all rental properties in the Company’s portfolio, not just those acquired subject to existing leases.  Whether the lease cash flows come from existing or newly originated leases, the underwriting for both types of investments by the Company is identical.  The Company analyzes the financial strength of the business operating at each property, evaluates the creditworthiness of the tenant’s enterprise as a whole (including all of the properties that the business operates — not just those subject to a lease with the Company) and performs a traditional real estate analysis focusing on property valuation, condition, location and replacement cost.  The type of lease — as existing or newly originated — is irrelevant to any of this analysis and the Company makes no business distinction between existing versus newly originated leases.  If Rule 3-14 were to apply, those properties acquired subject to existing leases would have a level of disclosure and information that is different than leases originated by the Company, which would imply that existing leases are somehow viewed or analyzed differently by the Company and should be viewed differently by prospective investors.  Because existing leases are not analyzed any differently, the Company believes that applying different levels of disclosure to existing leases could be misleading and confusing.  It is also important to note that the Company is principally concerned with future rental payments from all of its tenants and, in the case of existing leases, does not seek proof of past payments beyond tenant estoppels obtained at acquisition.  Unlike properties with multiple tenants with differing lease terms where the owner/prospective purchaser typically focuses on historical rent rolls to evaluate expected occupancy levels and leasing costs, the Company purchases properties that are and have been operated and occupied by a single tenant.  The Company and its investors are focused on the creditworthiness of that single tenant and its ability to pay rent in the future and not on historical rent payments collected by a prior landlord in the past.

The Staff has often viewed the acquisition of properties subject to existing leases under Rule 3-14 as akin to a business combination.  While the Company could understand how the acquisition of a large office building or multi-tenanted property or an entire net-lease company or a large portfolio of net-leased properties could be analogized to a business combination for which separate financial reporting could be meaningful, it does not believe the acquisition of individually insignificant single-tenant properties subject to existing leases, such as the ones the Company acquires in the ordinary course of its business, warrants separate financial reporting disclosure.  The Company’s business is generating long-term lease cash flows through the origination or, in some cases, acquisition of leases on income-producing commercial real estate; it has, to date, acquired no properties, portfolios or businesses that generate lease cash flows that would be considered outside the ordinary course of its business or akin to a business combination that would warrant the disclosure of separate financial reporting.  None of the Company’s investments in existing leases have been made in concert with the absorption of personnel or material ongoing costs; net leases, of the type in which the Company invests, are virtually always characterized by rental income only.  As a result, the Company and its investors view this to be an investment activity consistent with the Company’s routine day-to-day business and not as any form of business acquisition.  This has been a characteristic of both the Company and the prior public companies operated by the management of the Company.

The Application of Rule 3-14 to the Company’s Real Estate Acquisitions Would Create a Hardship

While the Company believes the application of Rule 3-14 to the Company would not provide meaningful information and could be confusing to investors, if the Staff were, nevertheless, to require the Company to include audited financial information on the property rental streams related to in-place leases with respect to individually insignificant acquisitions, it would create an undue hardship on the Company for which it requests relief under Section 2320.3(c) of the Financial Reporting Manual.  The primary basis for the hardship is because the rule would require the Company to engage its independent auditors to audit the financial records of sellers from whom the Company purchased the properties to determine the rental payments received by those sellers as landlords.  The Company believes requiring it to obtain audits of the rental payments received by the prior landlords would create an undue hardship on the Company.  To the Company’s knowledge, none of the sellers from whom the Company bought properties subject to existing leases have audited financial information for the properties and the rents that they received.  These sellers would have no reason to engage an audit firm to audit rent receipts and produce financial statements on individual properties which, for them, represent a portion of their investment portfolio.  Given the straightforward economics of a net-lease with the tenant making routine monthly payments to the landlord in fixed amounts, and the landlords rarely, if ever, making any expenditures, an audit would provide no benefit to an individual landlord.  Furthermore, no commercial real estate lenders require their borrower/landlord to have audits focusing specifically on the rent stream, so few, if any, would incur such expense.

The expense to the Company of auditing the prior landlord’s records would be a tremendous time and financial burden given the sheer number of small properties it would be required to audit.  In addition, it is uncertain whether the prior landlords would have available sufficient records suitable for an audit.  Furthermore, the Company believes the prior landlords would be unwilling to grant access to their private financial records in order to allow the Company’s auditors to perform an audit and the Company has no contractual right to compel them to open their books and records and consent to an audit.

If the Staff were to require the Company to impose a potential access and audit requirement on the individuals or businesses from whom the Company acquires its real estate, the Company strongly believe that it would be forced out of the marketplace for real estate subject to existing triple-net leases, which would have a material adverse impact on the Company’s business.  The market for real estate investments is highly competitive with numerous willing purchasers competing with the Company for each of its real estate transactions.  The Company would cease to be viewed as a competitive buyer capable of closing investments in a timely fashion if it were required to impose an obligation on its sellers to provide data (and be subjected to audit) in a manner not otherwise required by other buyers.  Moreover, the Company would be at a competitive disadvantage to larger public companies for which their annual investment activities are proportionately less than ours.  The Company would also be at a disadvantage when compared with more rapidly growing public companies that elect to make net-lease investments subject to existing leases and who file registration statements at the beginning of a fiscal year (at which time they would not have any absolute knowledge of exceeding the 10% level).  Given the alternatives that real estate sellers have, most, if not all, would elect to sell their properties to someone other than the Company who would not seek to be so invasive.  Real estate brokers and individual sellers have clear choices among multiple buyers when selling their properties.  Audited property financial information for single-tenant, triple-net properties subject to existing leases is not requested in the marketplace for the same reason the Company does not view it to be relevant to its shareholders; the Company and other like-minded investors are interested in the future rental payments required under the lease and the tenant’s capability to honor its obligations going forward.  At the closing of each transaction, the tenant certifies the amount of rent currently owing in an estoppel certificate, which amount can also be verified in the lease agreement, as well as representations from the seller about the current status of the rent.  This is standard in the industry and no property financial statement audit is required because it would provide no added benefit.

Because the application of Rule 3-14 would create significant financial and competitive hardships for the Company, and because the information required by Rule 3-14 would not be of meaningful benefit to investors, the Company has submitted to the Chief Accountant’s Office within the Division of Corporation Finance a waiver request requesting relief from the application of Rule 3-14 as it relates to aggregation of individually insignificant property acquisitions subject to existing triple-net leases.

Use of Proceeds, page 39

4.                                      Please revise your disclosure to provide the approximate amount of proceeds to be used for each purpose listed. With respect to your intention to repay amounts outstanding under your credit facility, please revise to clarify if you intend to pay all amounts outstanding and set forth the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 38 of the Registration Statement to indicate that the Company intends to repay all amounts then outstanding on its short-term, variable-rate revolving credit facilities, which are used to temporarily fund the Company’s real estate acquisitions, with proceeds from the offering.  The Company wishes to advise the Staff that it will include the additional required disclosure referenced in the comment above in a subsequent pre-effective filing when such amounts are known.

Distribution Policy, page 40

5.                                      We note your response to comment 1 of our letter dated June 3, 2014 regarding the update of disclosures related to your Distribution Policy. Please tell us the basis for the amount used in adjustment 8 for scheduled contractual property improvement obligations and clarify if the amount is for property and tenant improvements. Also, reconcile the amount to the disclosure on page F-24 which states that you have approximately $28.6 million in commitments to fund improvements to real estate properties previously acquired. Also, advise us of your historical experience regarding non-contractual improvement expenditures, if any.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosures regarding adjustment (8) on page 42 of the Registration Statement for scheduled contractual property improvements.   At the time the Company purchases a property, the Company may also agree to fund future improvements to the property, subject to various conditions.  As noted on page F-24, the Company had $50.2 million of such commitments as of June 30, 2014.  As noted in the revised disclosure on page 42, for purposes of calculating the distributions, the Company has excluded the $50.2 million of commitments to fund improvements to real estate properties previously acquired as those commitments are expected to be funded in the same manner as its property acquisitions with a combination of debt, primarily its secured credit facilities, and equity capital.  All of the Company’s construction improvement commitments are analogous to property acquisitions as they will result in increases to the rental revenue due under the related contracts.

With respect to the portion of the Staff’s comment regarding historical experience of non-contractual improvement expenditures, the Company also wishes to advise the Staff as follows:  from inception to date, the Company has not made any expenditures on its properties for improvements that were not related to its contractual agreements to fund future property improvements, as noted above.  Also, it has been management’s experience, based on its long history of managing similar businesses, that material sums are not spent on property improvements absent a contractual requirement to do so.  Because most of the Company’s properties do not have “common areas,” such as the shared lobby of an office building maintained by the landlord and, in light of the fact that the Company’s properties are subject to long-term leases with single tenants that are required to perform all maintenance and repairs, the Company, as landlord, is typically not required to make non-contractual improvements to its properties; that requirement falls on tenants who have both an obligation and a motivation to keep their properties looking refreshed in relation to other similar properties in order to remain competitive as the properties continually compete for customers.  In general, the nature of the Company’s business — long-term, single-tenant net leases — is significantly different than multi-tenant properties where the landlord is constantly competing for tenants and lease renewals and, thus, potentially incurring significant expenses for tenant improvements or common area maintenance, none of which are obligations of the Company under its leases.

6.                                      Please provide us with a sensitivity analysis of the assumption used in adjustment 1 for the assumed change in CPI.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that as noted in adjustment (1) on page 41 of the Registration Statement the Company has assumed an estimated amount for contractual rent increases scheduled to occur between September 1, 2014 and June 30, 2015 based on an assumed change in the CPI of 2% (the same rate of change as occurred in the CPI between June 30, 2013 and June 30, 2014).  As described in the section “Critical Accounting Policies and Estimates” beginning on page 56, the majority of the Company’s leases have contingent rent escalators indexed to future increases in the CPI and may adjust over a one-year period or over multiple-year periods.  Generally, these escalators increase rent at the lesser of (a) 1 to 1.25 times the increase in the CPI over a specified period or (b) a fixed percentage.  To facilitate the Staff’s review of the sensitivity of this estimate, the Company wishes to inform the Staff that it currently estimates that the contractual rent increases scheduled to occur between September 1, 2014 and June 30, 2015, based on the assumed rate of change in the CPI of 2% aggregate $0.9 million.  Further, the Company currently estimates that adjustment (1) on page 41 — the contractual net increases in rent and interest — will be approximately $62 million, of which the aggregate estimated amount for assumed rent increases of $0.9 million represents less than 1.5%.

The following table sets forth a sensitivity analysis of the amount of increase that would be estimated for the same period related to the same lease contracts with scheduled contingent rent escalators based on different assumed rates of change in the CPI.

Assumed rate of change in the CPI	Estimated increase in contractual rent for the period from September 1, 2014 to June 30, 2015 based on assumed rate of change in the CPI (In thousands)

0%	$—
1%	$583
2%	$885
3%	$902

Please do not hesitate to contact me by telephone at (303) 292-7793 or by email at brian.caid@kutakrock.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian V. Caid

Brian V. Caid
of KUTAK ROCK LLP

Enclosures

cc:	Christopher H. Volk
Michael T. Bennett